innovative micro technology
75 Robin Hill Road · Goleta, CA 93117
Ph: 805-681-2800 · Fax: 805-967-2677

May 2, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

450 5th Street, N.W.

Washington D.C. 20549

Attn:  Jay Webb, Reviewing Accountant

Re:	Innovative Micro Technology, Inc.
Form 10-KSB for Fiscal Year Ended October 2, 2004
Forms 10-QSB for Fiscal Quarter Ended January 1, 2005
File Number: 001-066353

Dear Mr. Webb:

On behalf of Innovative Micro Technology, Inc. (the “Company”), the undersigned hereby transmits for filing the Company’s response to a comment letter dated April 5, 2005 issued by the staff of the Securities and Exchange Commission (the “Staff”), in respect of the above-referenced filings.  A courtesy copy of this letter has also been forwarded to your attention via Federal Express.

The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence.  For ease of reference, the comments have been reproduced below in bold face.

Form 10-KSB for Fiscal Year Ended October 2, 2005

Item 8A.  Controls and Procedures- Page 22

1.             We note your disclosure that management has concluded that your disclosure controls and procedures are effective “in making known to them material information relating to the Company (including its consolidated subsidiaries) required to be included in this report.”  The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act.  However, if you do not wish to eliminate this language, please revise these disclosures in future filings so that the language appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

Response to Comment 1:  The Company takes your comment under advisement and will revise disclosures with respect to controls and procedures in future filings to comply with the requirements of Rule 13a-15(e).

2.             We see that there were no changes in your internal control over financial reporting “known to the Chief Executive Officer or the Chief Financial Officer.”  Please tell us why you have included the word “known.”  If your disclosure controls and procedures were designed to provide reasonable assurance of achieving your disclosure objectives and were effective, any change in those disclosure controls and procedures would have been communicated to your Chief Executive Officer or Chief Financial Officer.  Please revise future filings to remove the qualification of “known” and discuss all changes in your internal control over financial reporting, as required by Item 308(c) of Regulation S-B, as amended effective August 13, 2003.

Response to Comment 2:  The Company respectfully submits that its disclosure controls and procedures were effective as of the end of the period covered by the above-referenced Annual Report on Form 10-KSB.  Further, the Company takes your comment under advisement and will revise future filings to comply in all respects with Item 308(c) of Regulation S-B.

Item 7.  Financial Statements- Page F-1

3.             We noted that on September 30, 2003, you induced the conversion of your Professional Notes by reducing the conversion price of the common shares by $2.85 and issuing warrants at various prices.  Paragraph 3 of FAS 84 states that, “an enterprise shall recognize an expense equal to the fair value of all securities and other consideration transferred in the transaction in excess of the fair value of securities issuable pursuant to the original conversion terms.”  In this regard, supplementally tell us in detail how you accounted for the conversion and extinguishment of the Professional Notes.  Note our concerns when preparing future filings.

Response to Comment 3:  Supplementally, as the Professional Notes came due, the Company and the note holders agreed to convert 50% of the note at the original conversion rate of $8.20 per share and pay the other 50% in cash.  The Company also offered all of the note holders a conversion rate of $5.35 per share if they converted 80% of the note and took only 20% in cash.  The lower conversion rate was provided to induce a conversion of a greater percentage of the debt. In the conversion pursuant to the original conversion terms, the debt was extinguished in exchange for equity pursuant to the preexisting contract and was already recognized in the financial statements; therefore, no gain or loss was recognized upon conversion.  In the conversion of the debt to equity securities pursuant to the inducement offer described above, the Company recognized an expense equal to the fair value of all securities and other consideration transferred in the transaction in excess of the fair value of securities issuable pursuant to the original conversion terms.

The fair value of the securities or other consideration should be measured as of the date the inducement offer is accepted by the note holders. As these two transactions were offered as alternatives, the fair value of the stock was calculated based on a comparison of the two options. The amount of debt owed to the note holders accepting this induced conversion transaction was $614.1 thousand.  The additional cash they would have received in the 50% cash payment option of $184.2 thousand compared to the additional shares of 54.4 thousand received in the 20% cash payment option provided for a fair value of the stock of $3.39 per share. The Company then recorded an expense equal to the amount of the fair value of the difference between the shares issued under the new conversion rate and other consideration, and the shares that would have been issued under the original agreement.

The note holders would have received 74.9 thousand shares based upon the original equity conversion of $8.20 per share, assuming 100% conversion. The 80% conversion to equity at $5.35 per share and 20% cash alternative selected by the note holders resulted in the issuance of 91.8 thousand shares plus $122.8 thousand in cash. The warrants and legal expenses associated with this alternative amounted to approximately $23.4 thousand. The value of the warrants was calculated using a Black-Scholes model.  The conversion expense of $203.6 thousand was determined by comparing the fair value of the 91.8 thousand shares or $311.3 thousand, plus the cash and legal expenses for a total of $457.5 thousand to the fair value of the 74.9 thousand shares or $253.9 thousand.

Further, the Company takes your comment under advisement and will take into account the Staff’s concerns when preparing future filings.

Form 10-QSB for Fiscal Quarter Ended January 1, 2005

Item 3. Controls and Procedures- Page 27

4.             We note your disclosure that “there were no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls….”  Please revise these disclosures in future filings to remove the word significant and to discuss all changes in your internal controls over financial reporting that have materially affected, or that are reasonably likely to materially affect, your internal control over financial reporting, as required by Item 308(c) of Regulation S-B, as amended effective August 13, 2003.

Response to Comment 4:     The Company takes your comment under advisement and will revise future filings to comply in all respects with Item 308(c) of Regulation S-B.

Further, pursuant to the Staff’s comment letter, the Company acknowledges the following:

(a) the Company is responsible for the adequacy and accuracy of the disclosure in this response letter and in all filings transmitted by the Company to the Securities and Exchange Commission;

(b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the above-referenced filings or future filings; and

(c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please do not hesitate to contact the undersigned at (805) 681-2800 or James J. Slaby, Esq. of Sheppard Mullin Richter & Hampton LLP at (213) 617-5411.

Sincerely,

/s/ Peter T. Altavilla
Peter T. Altavilla
Chief Financial Officer

cc:     James J. Slaby, Esq.